VIA FACSIMILE AND U.S. MAIL

November 16, 2004

Lawrence W. Sinnott
Senior Vice President and Chief Financial Officer
Versar, Inc.
6850 Versar Center
Springfield, Virginia 22151

	RE:	Form 10-K for the fiscal year ended June 30, 2004
Form 10-Q for the period October 1, 2004
File No. 1-9309

Dear Mr. Sinnott:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operations



Critical Accounting Policies, page 15

2. Please expand all of your critical accounting policies to address the following areas:
* Types of assumptions underlying the most significant and subjective estimates;
* Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;
* If applicable, why different estimates that would have had a material impact on your financial presentation could have been used in the current period;
* If applicable, why the accounting estimate is reasonably likely to change from period to period with a material impact on the financial presentation;
* A quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate. If those changes could have a material effect on your liquidity or capital resources, then you also would have to explain that effect;
* A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance.
Refer to SEC Releases 33-8098 and 33-8040. See also Section V. of the Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations dated December 29, 2003.

Results of Operations, page 16

3. During the year ended June 30, 2003, you recorded a non-recurring charge of $800,000 to reduce overall cost structure and reduce costs in non-performing divisions. Please disclose your restructuring in the notes to the financial statements for the period in which the exit or disposal activity is initiated and any subsequent period until the activity is completed. Please include a reconciliation of the beginning and ending liability balances showing separately the changes during the period. In addition, include the disclosures discussed in paragraph 20 of SFAS 146 and SAB Topic 5:P in your footnotes to your financial statements and in your MD&A.




Statements of Changes in Stockholders` Equity, page F-4

4. Please present a column that shows the activity in the number of shares held in treasury during each period presented.

Statement of Cash Flows, page F-5

5. Under the Deferred Compensation note on page F-9, you discuss life insurance policies. Please tell us how you considered Section 1300.13 of the AICPA Technical Practice Aids in reaching the conclusion that increases in the cash surrender value of your life insurance policies do not represent investing activities. Please also tell us where these amounts were presented in your cash flow statement for each of the last three years and the interim period, including the amounts involved.

6. Please tell us how you treated the borrowings against the cash surrender value in your cash flow statements. Please tell us each of the circumstances, if any, under which you would be obligated to repay the borrowings against the cash surrender value. Please also tell us where these amounts were presented in your cash flow statement for each of the last three years and the interim period, including the amounts involved.

7. Please tell us how you concluded that premiums paid for life insurance policies and borrowings against the cash surrender value met the criteria in paragraph 13 of SFAS 95 to be netted, rather than presented gross.

8. Please explain to us how your netting of cash flows related to payments and borrowings on your bank line of credit meets the requirements in paragraph 13 of SFAS 95 for netting. Otherwise, please present the gross changes in payments and borrowings on your bank line of credit.

Note E - Debt, page F-12

9. Please disclose in your financial statements the significant financial covenants under your new line of credit facility and the repercussions of not meeting them.

Note F - Stock Options, page F-14

10. Paragraph 47.a. of SFAS 123 requires you to show the weighted-average option exercise prices in the tables you present on pages F-13 and F-14. Please revise the tables accordingly.

11. The range of exercise prices for your options is wide. Please segregate the exercise prices into meaningful ranges and provide the information in paragraph 48 of SFAS 123 for each range.
Exhibit 31.1

12. Please confirm that the inclusion of your CEO and CFO`s title was not intended to limit the capacity in which such individuals provided the certifications. Please remove the reference to the CEO and CFO`s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

FORM 10-Q FOR PERIOD ENDED OCTOBER 1, 2004

General

13. Please address the comments above in your interim Forms 10-Q as well.

Exhibits 31.1, 31.2, 32.1 and 32.2

14. Please file these certifications as actual Exhibits to your Forms 10-Q, rather than just including them in the body of the filing as you do now.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information.
Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ernest Greene, Staff Accountant, at (202) 942-8091 or, in his absence, to the undersigned at (202) 942-1774.

							Sincerely,



							Rufus Decker
						Accounting Branch Chief

Mr. Lawrence W. Sinnott
November 16, 2004
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

       DIVISION OF
CORPORATION FINANCE